

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Andrew Khor Poh Kiang
President, Chief Executive Officer and Chairman
Lightscape Technologies, Inc.
2616 Willow Wren Dr.
North Las Vegas, Nevada 89084

> **Re: Lightscape Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed March 18, 2021**
> **File No. 000-30299**

Dear Mr. Khor Poh Kiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed on March 18, 2021

General Background of the Company, page 3

1. We note your response to prior comment 2. Please disclose when Mr. Chiang resigned as president, secretary, treasurer and director of the company. Also, disclose the amount of consideration that Mr. Kiang paid to acquire the Series A preferred stock and disclose when he was appointed president, chief executive officer and chairman of the company.

Authorized Capital Stock, page 17

2. Please ensure that you have filed as an exhibit your most recent articles of incorporation. In this regard, we note that the articles of incorporation of Legacy Bodysentials Inc. filed as exhibit 3.2 in response to comment 4 refers to 200 million authorized shares of common stock and does not mention authorized shares of preferred stock. However, you disclose on page 17 that your articles of incorporation authorize the issuance of 900

million shares with 800 million shares of common stock and 100 million shares of preferred stock. Please advise or revise accordingly.

General

3.   Please ensure that you have updated the disclosure to the extent practicable. For example, we note the disclosure in Item 4 on page 19 of beneficial ownership as of December 31, 2020, the disclosure in Item 7 on page 22 of transactions through December 31, 2020, and the disclosure in Item 9 on page 23 of the number of stockholders of record as of December 31, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore, Staff Accountant, at 202-551-3777 or Andrew Blume, Accounting Branch Chief, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Darian B. Andersen